Exhibit 99.7
AMENDMENT NO. 4
TO THE MEDICINES COMPANY
2013 STOCK INCENTIVE PLAN

Pursuant to Section 11(d) of The Medicines Company 2013 Stock Incentive Plan (the “Plan”), the Plan be, and hereby is, amended as set forth below.
1. Section 4(a)(1) of the Plan is hereby deleted in its entirety and replaced with the following: “(1) Authorized Number of Shares . Subject to adjustment under Section 9, Awards may be made under the Plan for up to such number of shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”) (up to 26,142,134 shares) as is equal to the sum of (x) 16,100,000, (y) the remaining number of shares of Common Stock available for issuance under the Company's Amended and Restated 2004 Stock Incentive Plan (the "2004 Plan") as of the Effective Date (as defined in Section 11 (c)) and (z) the number of shares of Common Stock subject to awards granted under the 2004 Plan which awards expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by the Company at their original issue price pursuant to a contractual repurchase right (subject, in the case of Incentive Stock Options (as defined in Section 5(b)) to any limitations under the Code). Any or all of which Awards may be in the form of Incentive Stock Options (as defined in Section 5(b)). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.”
2. Except as set forth above, all other terms and provisions of the Plan shall remain in full force and effect.

Adopted by the Board of Directors on April 24, 2018